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                                                                    Exhibit 99.3





                  [Letterhead of Seytter, Oesterle & Portugall]



Deloitte & Touche LLP
Att. Mr. Michael Holdaway
Suite 1200
2901 North Central Avenue
Phoenix, Arizona  85012-2799
U.S.A.

Telefax Nr. 602 234 5186

05.11.1996
Impra Medica GmbH, Munchen
Audit of the interim accounts as at September 15, 1996

Dear Mr. Holdaway,

Referring to your telefax dated November 4, I give the following answers:

1. During and up to the end of the audit (October 24, 1996), I was independent of Impra Medica and of other companies of the Impra Medica Group.

2. The intercompany reconciliation was carried out and reviewed by me. To the extent that any changes occurred in the course of the audit, these were reconciled with the affiliated companies.

3. The accounting principles applied to Impra Medica GmbH are in the main points in line with those for the consolidated group, except where the provisions of German commercial and tax law require otherwise.

4. No circumstances arose during my audit which may have been prejudicial to my independence as auditor.

5. I am familiar with the primary accounting principles of the United States and have concerned myself with the auditing standards of the American Institute of Certified Public Accountants. In my view, there are no significant differences between the auditing standards of the United States and Germany.

Yours very truly,

/s/  Dr. Portugall
Dr. Portugall
      Auditor
Tax Consultant

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